Exhibit 99.1

SWVL HOLDINGS CORP

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

11 November, 2022

Dear Shareholder:

You are cordially invited to attend our 2022 Annual Meeting of Shareholders (the “2022 Annual Meeting”) to be held on 13 December, 2022, at 8 a.m. Eastern at the corporate offices of Swvl Holdings Corp located at The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates.

If you owned our Class A Ordinary Shares, par value $0.0001 (“Ordinary Shares”) at the close of business on 9 November, 2022 (the “Record Date”), you are entitled to vote on the matters which are listed in the Notice of 2022 Annual Meeting of Shareholders.

The Board of Directors recommends a vote “FOR” each of the proposals listed as Items 1 and 2 in the Notice.

You may vote via the Internet, by telephone or by completing and mailing the proxy card you received in the mail. If you attend the 2022 Annual Meeting of Shareholders, you may vote your shares virtually, even if you have previously voted your proxy. Your vote is important, regardless of the number of Ordinary Shares you own or whether or not you plan to attend the 2022 Annual Meeting of Shareholders. Accordingly, whether or not you plan to attend the 2022 Annual Meeting of Shareholders, after reading the enclosed Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card or your voting instructions form to ensure that your shares will be represented and voted at the 2022 Annual Meeting of Shareholders.

We are proud that you have chosen to invest in Swvl Holdings Corp. On behalf of our management and directors, thank you for your continued support and confidence. We look forward to seeing you at our 2022 Annual Meeting of Shareholders.

Sincerely,

/s/ Mostafa Kandil
Mostafa Kandil Director, Chief Executive Officer and Chairman

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN
THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

SWVL HOLDINGS CORP

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

11 November, 2022

TIME AND DATE	8 a.m. Eastern time, 13 December, 2022

PLACE	The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates

ITEMS OF BUSINESS

Item	Board Vote Recommendation
1. To appoint three Class I directors to hold office until the annual meeting of shareholders to be held in 2025.	“FOR”
2. To ratify the appointment of Grant Thornton Audit and Accounting Limited (Dubai Branch) as our independent registered public accounting firm for the fiscal year ending December 31, 2022.	“FOR”
3. To transact such other business as may properly come before the 2022 Annual Meeting of Shareholders.	“N/A”

The accompanying proxy statement describes these items in more detail. As of the date of this Notice of 2022 Annual Meeting of Shareholders (the “Notice”), we have not received notice of any other matters that may be properly presented at the 2022 Annual Meeting.

RECORD DATE	The record date for the determination of the shareholders entitled to vote at the 2022 Annual Meeting, or any adjournments or postponements thereof, was the close of business on 9 November, 2022.

INSPECTION OF LIST OF SHAREHOLDERS OF RECORD VOTING	A list of the shareholders of record as of 9 November, 2022 will be available for inspection at the 2022 Annual Meeting.

We strongly encourage you to vote. Please vote as soon as possible, even if you plan to attend the 2022 Annual Meeting in person. You can submit your vote prior to the date of the Annual Meeting by: Internet, telephone, or mail in accordance with instructions on your proxy card or your voting instructions form.

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD.

A proxy statement describing the matters to be voted upon at the 2022 Annual Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about 13 November, 2022, to all shareholders entitled to vote at the 2022 Annual Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on our website at www.investors.swvl.com on or about November 11, 2022. If you plan to attend the 2022 Annual Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2022 Annual Meeting.

Whether or not you plan to attend the 2022 Annual Meeting, it is important that your shares be represented and voted at the 2022 Annual Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Continental Stock Transfer & Trust Company or at our office located at The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates not later than 11:59 p.m. Eastern time on 12 December, 2022, to be validly included in the tally of shares voted at the 2022 Annual Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

By Order of the Board of Directors of Swvl Holdings Corp /s/ Mostafa Kandil
Mostafa Kandil Director, Chief Executive Officer and Chairman

TABLE OF CONTENTS

Page

GENERAL INFORMATION	1
PROPOSAL 1 ELECTION OF DIRECTORS	3
PROPOSAL 2 RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	8
DOCUMENTS ON DISPLAY	10
OTHER MATTERS	10

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PROXY STATEMENT
SWVL HOLDINGS CORP 2022 ANNUAL MEETING OF SHAREHOLDERS

GENERAL INFORMATION

The Board of Directors (the “Board”) of Swvl Holdings Corp, a British Virgin Islands company (“we,” “us,” “Swvl” or the “Company”), is soliciting proxies to be used at the 2022 Annual Meeting of the Company to be held at The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates at 8 a.m. Eastern time and any postponement or adjournment thereof.

This proxy statement (the “Proxy Statement”) and the accompanying notice and form of proxy are first being distributed to shareholders on or about November 13, 2022. The Board is requesting that you permit your Ordinary Shares to be represented at the 2022 Annual Meeting by the persons named as proxies for the 2022 Annual Meeting.

The proxy solicitation materials, including the Notice of 2022 Annual Meeting of Shareholders, this Proxy Statement, and the proxy card (collectively, the “Proxy Materials”), are being furnished to the holders of our Ordinary Shares, in connection with the solicitation of proxies by the Board for use in voting at the 2022 Annual Meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the 2022 Annual Meeting. Please read all of the Proxy Materials carefully.

Voting Rights and Outstanding Shares

The Board has fixed the close of business on 9 November, 2022 as the Record Date for the determination of the shareholders entitled to receive notice and to vote at the 2022 Annual Meeting or any adjournment(s) or postponement(s) thereof. As of the Record Date, there were 135,125,060 Ordinary Shares issued and outstanding. Each shareholder of record on the Record Date is entitled to one vote per share on all matters to be voted on by shareholders. The Ordinary Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the 2022 Annual Meeting or any adjournment(s) or postponement(s) thereof. Any proxies returned without instructions will be voted FOR the proposals set forth in the Notice of the 2022 Annual Meeting.

A quorum of a majority of the voting power of the Ordinary Shares entitled to vote as of the Record Date, present in person or by proxy, will be required to conduct the 2022 Annual Meeting. Ordinary Shares that abstain or for which the authority to vote is withheld on certain matters (so-called “broker non-votes”) will be treated as present for quorum purposes on all matters. If you choose to have your shares represented by proxy at the 2022 Annual Meeting, you will be considered part of the quorum. If a quorum is not present at the 2022 Annual Meeting, the Meeting shall be adjourned to a later date in accordance with our memorandum and articles of association. If an adjournment is for more than thirty (30) days or a new record date is fixed for the adjourned meeting, we will provide notice of the adjourned meeting to each shareholder of record entitled to vote at the meeting.

The Ordinary Shares are listed on the Nasdaq Stock Market LLC under the symbol “SWVL”.

Revocability of Proxies

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Company at the Company’s Dubai office, The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates, a written notice of revocation by a duly executed proxy bearing a later date, provided that such proxy shall be dated no later than, and received by the Company prior to, the 2022 Annual Meeting.

Proxy Solicitation Costs

The cost of preparing, assembling, printing and mailing this proxy statement and the accompanying form of proxy, and the cost of soliciting proxies relating to the 2022 Annual Meeting, will be borne by the Company. The solicitation of proxies by mail may be supplemented by telephone, telegram and personal solicitation by officers, directors and other employees of the Company, but no additional compensation will be paid to such individuals. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card.

Voting Results

We plan to announce preliminary voting results at the 2022 Annual Meeting, and we will report the final results in a Current Report on Form 6-K, which we will furnish to the SEC.

PROPOSAL 1
ELECTION OF DIRECTORS

Our memorandum and articles of association provide that the Board is comprised of nine directors and is divided into three classes (Class I, Class II and Class III) with staggered three-year terms. Directors appointed to the Board serve until the annual general meeting of shareholders three years after their appointment or until the third succeeding annual general meeting after their appointment. Our Board has determined that each member of the Swvl Board, other than Mostafa Kandil and Ahmed Sabbah, qualifies as independent under the listing standards of the Nasdaq Stock Market.

Our Board has nominated for election the individuals identified below for appointment as Class I directors at the 2022 Annual Meeting, each of whom is a current director of the Company. Each of these directors will hold office until the annual meeting of shareholders in 2025, and/or until his/her respective successor has been appointed and duly qualified. The director nominees set forth below have consented to being named in this Proxy Statement as nominees for election as directors and have agreed to serve as directors if appointed.

We are soliciting proxies in favor of the appointment of the nominees identified below. Unless otherwise instructed, the proxy holders will vote the proxies received by them “FOR” the director nominees named below. If any nominee becomes unable to serve or for good cause will not serve as a director, an event that the Company does not currently anticipate, it is intended that proxies will be voted for any substitute nominee designated by the Board to fill the vacancy or the Board may elect to reduce its size. As of the date of this Proxy Statement, the Board has no reason to believe that the persons named below will be unable or unwilling to serve as directors, if elected.

Biographical information concerning the nominees and other directors appears below.

Name	Age	Position
Esther Dyson	71	Independent Director(1)
Ahmed Sabbah	29	Director
Gbenga Oyebode	63	Independent Director(2)

(1)   Member of the Nominating and Corporate Governance Committee.

(2)   Member of the Audit Committee.

Director Nominees

Information concerning the three nominees for Class I director of the Company is set forth below.

Esther Dyson has served on the Swvl Board since its admission to Nasdaq in March 2022 and on the board of Swvl's subsidiary, Swvl Inc, since April 2018. Ms. Dyson is the active executive founder of the nonprofit project Wellville and is a leading angel investor focused on technology and other core sectors, with notable investments including 23andMe (former board member), Evernote (former board member), Flickr, Ilara Health, Meetup (former board member), Omada Health, ProofPilot, Square, WPP Group (former board member) and Yandex (board member). Ms. Dyson is also an accomplished journalist, author, commentator, and philanthropist. Ms. Dyson was Founding Chair of ICANN (Internet Corporation for Assigned Names and Numbers) from 1998 to 2000 and currently sits on the boards of the Long Now Foundation, Open Corporates and The Commons Project. Ms. Dyson’s prior experience also includes working as a securities analyst for New Court Securities and then Oppenheimer & Co. from 1977 to 1982, where she covered companies in technology and logistics, including the startup Federal Express. Ms. Dyson is also author of the bestselling, widely translated 1996 book “Release 2.0: A Design for Living in the Digital Age.”

Ahmed Sabbah was a co-founder of Swvl Inc, serving on its board since 2017 and has served on the Swvl Board since its admission to Nasdaq in March 2022. Between 2017 and January 2021, Mr. Sabbah was the Chief Technology Officer of Swvl Inc. In February 2021, Mr. Sabbah co-founded Telda, a financial technology company aimed at improving the payment and peer-to-peer money transfer experience in the Middle East and North Africa. Mr. Sabbah currently serves as the Managing Director and Chief Executive Officer of Telda. Mr. Sabbah is a graduate of The German University in Cairo.

Gbenga Oyebode has served on the Swvl Board since its admission to Nasdaq in March 2022. Mr. Oyebode is the co-founder and former chairman of Aluko & Oyebode, one of the largest law firms in Nigeria. Mr. Oyebode currently serves on the boards of Nestlé Nigeria Plc, Lafarge Africa Plc, Socfinaf SA, Okomu Oil Palm Company and PZ Cussons Nigeria PLC. In addition, Mr. Oyebode embodies a spirit of philanthropy through his service as the chairman of Teach for Nigeria, director of Teach for All and as a member of the Global Advisory Council of the African Leadership Academy. Mr. Oyebode also sits on the boards of Jazz at the Lincoln Center, the African Philanthropy Forum, Carnegie Hall and the Ford Foundation. Mr. Oyebode has previously served on the boards of Access Bank Plc and MTN Nigeria Plc. Mr. Oyebode holds bachelor of laws degrees from the University of Ife and the Nigerian Law School and a master of laws degree from the University of Pennsylvania. He also holds one of Nigeria’s highest honors, the Member of the Order of the Federal Republic of Nigeria, and is a recipient of the Belgian royal honor of Knight of the Order of Leopold.

Directors Not Standing For Election at the 2022 Annual Meeting

Mostafa Kandil is Swvl Inc’s co-founder, serving on the board of Swvl Inc since 2017 and has served on the Swvl Board and as its Chief Executive Officer and Chairman since it's admission to Nasdaq in March 2022. Prior to founding Swvl Inc, Mr. Kandil held several leadership positions in the ridesharing and technology industries. Mr. Kandil began his career at Rocket Internet, where he launched the car sales platform Carmudi in the Philippines, which became the largest car classifieds company in the country in just six months. He then served as Rocket Internet’s Head of Operations. In 2016, Mr. Kandil joined Careem, a ridesharing company and the first unicorn in the Middle East. He supported the platform’s expansion into multiple new markets. Careem is now a subsidiary of Uber, based in Dubai, with operations across 100 cities and 15 countries. Mr. Kandil graduated from the American University in Cairo in 2014 with a Bachelor’s Degree in Petroleum and Energy Engineering.

Dany Farha has served on the board of Swvl Inc since February 2018 and on the Swvl Board since its admission to Nasdaq in March 2022. Mr. Farha is the co-founder,  CEO and Managing Partner at BECO Capital Investment LLC, a venture capital firm that provides early stage growth capital and hands-on  operational support for technology companies in the Middle East and North Africa. At BECO Capital, he is responsible for investment decisions, fundraising and general management of the firm. Mr. Farha also currently serves as a director on the boards of Kitopi, PropertyFinder International Ltd., North Ladder and DrBridge Holding Ltd. Mr. Farha is a graduate of UCL in London in Management Sciences and Finance.

W. Steve Albrecht has served on the Swvl Board since March 2022. He was the Gunnel Endowed Professor in the Marriott School of Management at Brigham Young University until his retirement in 2017, where he also previously served as Associate Dean. He previously was a professor at Stanford University and the University of Illinois. He is a Certified Public Accountant, Certified Internal Auditor, and Certified Fraud Examiner. He currently serves on the Board and as Chair of the Audit & Finance Committee of SkyWest, Inc. (Nasdaq: SKYW). Previously he was Chairman of Cypress Semiconductor Corporation (Nasdaq: CY) when it was acquired by Infineon Technologies AG (OTCMKTS: IFNNY) for $10 billion in 2020 and Director and Chair of the Audit Committee of RedHat, Inc. (NYSE: RHT) when it was acquired by IBM (NYSE: IBM) for $35 billion, Director of Sun Power Corporation until it was acquired by the French energy company, Total, and CoreLogic, Inc. until it was sold to two private equity firms. Mr. Albrecht is a former President of the American Accounting Association and Association of Certified Fraud Examiners. He has served as a trustee of both COSO, the organization that establishes internal control standards for public companies, and the Financial Accounting Foundation, which oversees the Financial Accounting Standards Board (FASB), the accounting rule-making body in the U.S. He has also been an expert witness in some of the largest financial statement fraud cases in the U.S.

Victoria Grace has served on the Swvl Board since March 2022. Ms. Grace was formerly the SPAC’s Chief Executive Officer. Ms. Grace is a founding partner of Colle Capital Partners I, LP, an opportunistic, early stage technology venture fund and Chief Executive Officer and Director of Queen’s Gambit Growth Capital II. Prior to founding Colle Capital, Ms. Grace was a partner at Wall Street Technology Partners LP, a mid-stage technology fund, from November 2000 to February 2014, and a director of Dresdner Kleinwort Wasserstein Private Equity Group from November 2000 to October 2004. In addition, Ms. Grace co-founded, co-managed and served as President of Work It, Mom! LLC, a network site for professional moms with an advertising revenue model from 2007 until its merger with another content company in 2012. She also served on the board of directors of VNV Global Ltd., an investment company with a focus on companies with network effects. Ms. Grace has worked with, and made investments in a broad range of companies, including enterprise software, wireless technologies, medical devices, health IT, FinTech, hardware, virtual reality and D2C retail companies. Notable investments that Ms. Grace either led or worked closely with include Apriso (acquired by Dassault Systemes), AZA Group (formerly BitPesa Ltd.), Lon, Inc. (d/b/a Bread) (acquired by Alliance Data Systems Operations), CargoX Ltd., Concourse Global Enrollment, Inc., Health Platforms Inc. (Doctor.com) (acquired by Press Ganey Associates LLC), EnsoData Inc., Hyliion Inc. (NYSE: HYLN), Maven Clinic Co., MaxBone, Inc., MetaStorm Inc. (acquired by OpenText Corporation), Netki, Inc., Numan, Parkside Securities, Inc., QMerit, Inc., Radar, Sensydia Corporation, Skopenow, Inc., Swiftmile, Inc., Syft (acquired by Recruit Holdings Co Ltd., owner of indeed.co.uk) and Vergent Bioscience, Inc. Ms. Grace received her Bachelor of Arts in economics and biochemistry from Washington University in St. Louis in 1997.

Lone Fønss Schrøder has served on the Swvl Board since March 2022. Ms. Fønss Schrøder was one of the SPAC’s independent directors and currently serves as the Chief Executive Officer at Concordium AG, the world’s first blockchain with protocol-level identity mechanism, as of February 2019. Ms. Fønss Schrøder is a director nominee of Queen’s Gambit Growth Capital II and currently sits on the boards of directors of IKEA Group, Volvo Car Group, Aker Group (comprised of Akastor ASA and Aker Solutions ASA which merged with Kvaerner ASA in November 2020), the CSL Group Inc. and Geely Sweden Holdings. She previously served as Chairman of Saxo Bank A/S from 2014 to 2018, Audit Committee Chairman of Valmet Oy from 2014 to 2018, a member of the Credit & Audit Committee of Handelsbanken AB from 2009 to 2014, a member of the Audit Committee of Vattenfall AB from 2005 to 2012 and a member of the Audit Committee of Yara ASD from 2006 to 2011. Ms. Fønss Schrøder co-founded the fintech company Cashworks, Inc. in 2016, and formerly served as President and Chief Executive Officer of Wallenius Lines from 2005 to 2010. Additionally, Ms. Fønss Schrøder spent 22 years at A.P. Moller Maersk, where she held several senior management positions, and founded Maersk Procurement and Star Air where she was responsible for the Car Carriers and Bulk division. She was also a Senior Advisor for Credit Suisse from 2014 to 2018 and a former partner of CMC Biologics A/S (which was acquired by AGC Biologics, Inc. in 2016). Ms. Fønss Schrøder received a Masters of Science in Law from the University of Copenhagen in 1987 and a Masters of Science in Economics from the Copenhagen Business School in 1984.

Bjorn von Sivers the board of Swvl Inc since June 2019 and on the Swvl Board since it's admission to Nasdaq in March 2022. Mr. von Sivers has been an Investment Manager and Head of Investor Relations at VNV Global AB in Stockholm, Sweden since 2012. During the period 2014-2017 he was also an investment analyst at Vostok Emerging Finance Ltd and Pomegranate Investment AB. Mr. von Sivers received a Master of Science degree in Finance and Investment from The University of Edinburgh Business School in 2012 and a Bachelor of Science degree in Business and Economics from Lund University in 2011.

Required Vote

Approval of Proposal 1 (Appointment of Directors) will require the affirmative vote of a majority of the votes present in person or by proxy at the 2022 Annual Meeting and voting on the proposal. Pursuant to our memorandum and articles of association, holders of Ordinary Shares who are present but do not vote, blanks and abstentions shall not be counted for purposes of determining if a majority has been obtained.

Pursuant to the Shareholders’ Agreement, dated July 28, 2021, by and between the Company and Mahmoud Nouh Mohamed Mohamed Nouh, Mostafa Essa Mohamed Mohamed Kandil, Ahmed Mahmoud Ismail Mohamed Sabbah, Digame Africa, VNV (Cyprus) Limited, Memphis Equity Ltd., Badia Impact Fund C.V., Blu Stone Ventures 1 Limited, Alcazar Fund 1 SPV 4, Lux Capital Partners Offshore Master Fund, LP, Luxor Capital Partners, LP, Luxor Wavefront, LP and Lugard Road Capital Master Fund, LP, until the completion of the Company’s 2024 annual meeting of shareholders, the shareholders party to such agreement are committed to vote in favor of the appointment of the Company designees to the Company Board at any shareholder meeting.

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH DIRECTOR NOMINEE

PROPOSAL 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board (the “Audit Committee”), which is composed entirely of independent directors, has selected Grant Thornton Audit and Accounting Limited (Dubai Branch) (“Grant Thornton”), independent registered public accounting firm, to audit our financial statements for the fiscal year ending December 31, 2022. Ratification of the selection of Grant Thornton by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the 2022 Annual Meeting. If the shareholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain Grant Thornton, but may, in their discretion, retain Grant Thornton. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

Representatives from Grant Thornton have been invited and may be in attendance at the 2022 Annual Meeting via teleconference to respond to any appropriate questions and will have the opportunity to make a statement, if they so desire.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm:

	For the Year Ended December 31,
	2021	2020
Audit fees(1)	$1,038,512	$874,650
Audit related fees	-	-
Tax fees	-	-

(1)     “Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

Pre-Approval Policy

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for the Company by our independent auditor, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Our Audit Committee pre-approved all audit services provided to us during the periods listed above.

Required Vote

Approval of Proposal 2 (Ratification of Appointment of Independent Registered Public Accounting Firm) will require the affirmative vote of a majority of the votes present in person or by proxy at the 2022 Annual Meeting and voting on the proposal. Pursuant to our memorandum and articles of association, holders of Ordinary Shares who are present but do not vote, blanks and abstentions shall not be counted for purposes of determining if a majority has been obtained.

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE RATIFICATION OF GRANT THORNTON AUDIT AND ACCOUNTING LIMITED (DUBAI BRANCH) AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022

DOCUMENTS ON DISPLAY

The Company’s Annual Report on Form 20-F filed with the SEC on April 15, 2022 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the Investor Relations section of the Company’s website at www.investors.swvl.com.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

OTHER MATTERS

We know of no other matters to be submitted at the 2022 Annual Meeting. If any other matters properly come before the 2022 Annual Meeting, it is the intention of the proxy holders to vote the shares they represent in accordance with their best judgment, unless you direct them otherwise in your proxy instructions.

Whether or not you intend to be present at the 2022 Annual Meeting, we urge you to submit your signed proxy promptly.

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